EXHIBIT 99.3

WASHINGTON GAS LIGHT COMPANY

Computation of Ratio of Earnings to Fixed Charges
and Preferred Stock Dividends

Twelve Months Ended March 31, 2003
(Dollars in Thousands)
(Unaudited)

PRE-TAX PREFERRED STOCK DIVIDENDS:
Preferred Dividends	$1,320
Effective Income Tax Rate	0.3632
Complement of Effective Income Tax Rate (1-Tax Rate)	0.6368
Pre-Tax Preferred Dividends	$2,073

FIXED CHARGES:
Interest Expense	$44,085
Amortization of Debt Premium, Discount and Expense	724
Interest Component of Rentals	12

Total Fixed Charges	44,821
Pre-tax Preferred Dividends	2,073

Total Fixed Charges and Preferred Stock Dividends	$46,894

EARNINGS:
Net Income	$94,945
Add:
Income Taxes Applicable to Utility Operating Income	48,627
Income Taxes Applicable to Non-Utility Operating Income	(2,192)
Income Taxes Applicable to Other Income (Expenses)-Net	356
Total Fixed Charges	44,821

Total Earnings	$186,557

Ratio of Earnings to Fixed Charges	4.0